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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person* *(Last, First, Middle)*	2. Issuer Name and Ticker or Trading Symbol	3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*
Clark, Paul G.	National City Corporation (NCC)	
National City Corporation 1900 East Ninth Street *(Street)*	**4. Statement for** *(Month/Day/Year)* 01/07/2003	**5. If Amendment, Date of Original** *(Month/Day/Year)*
Cleveland, Ohio 44114 *(City) (State) (Zip)*	**6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)* ☐ Director ☐ 10% Owner ☒ Officer *(give title below)* ☐ Other *(specify below)* Executive Vice President	**7. Individual or Joint/Group Filing** *(Check Applicable Line)* ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			
Common Stock	01/07/2003		M		8,040.00	A	$12.44		D	
Common Stock	01/07/2003		F		3,426.00	D	$29.19		D	
Common Stock	01/07/2003		M		190.00	A	$23.25		D	
Common Stock	01/07/2003		F		167.00	D	$29.19		D	
Common Stock	01/07/2003		M		438.00	A	$26.25		D	
Common Stock	01/07/2003		F		411.00	D	$29.19	44,475.49	D	
Common Stock (NCC 401(k) Plan)								4,237.53	D	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Options (Rights to Buy)	$12.44	01/07/2003		M			4,020.00
Options (Rights to Buy)	$12.44	01/07/2003		M			4,020.00
Options (Rights to Buy)	$23.25	01/07/2003		M			190.00
Options (Rights to Buy)	$26.25	01/07/2003		M			438.00
Units of Interest in the Executive Savings Plan							
Units of interest in the NCC Deferred Compensation Plan							

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
6/23/1994	6/23/2003	Common Stock	4,020.00			D	
6/23/1995	6/23/2003	Common Stock	4,020.00			D	
06/30/1996	6/23/2003	Common Stock	190.00			D	
12/30/1997	6/23/2003	Common Stock	438.00		481,938.00 (1)	D	
		Common Stock	8,641.94		8,641.94	D	
		Common Stock	10,678.42		10,678.42	D	

Explanation of Responses:

(1) These Options were granted under the Issuer's Stock Option Plans between 07/06/94 and 06/20/00 at exercise

prices ranging from $13.25/share to $36.0938/share. Each option generally, will expire 10 years from the date of its grant.

Generally, the options become exercisable 50% annually after the grant date. The exercisability of some options which were intended

to qualify as ISO's may be further limited by the Internal Revenue Code.

/s/ Paul G. Clark by Carlton E. Langer, attorney-in-fact

_____
**Signature of Reporting Person

01/08/2003

_____
Date

_____

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.